Exhibit 99.1

AYR Wellness Reports Third Quarter 2023 Results

Revenue up 5% Y/Y to $114.4 Million, Excluding Discontinued Operations

GAAP Loss from Operations Improved 92% Y/Y to ($1.5) Million, Excluding Discontinued Operations

Generated over $20 Million of Operating Cash Flow in the Third Quarter

Adjusted EBITDA1 up 52% Y/Y to $28.4 Million, with Adjusted EBITDA Margin of 25%

MIAMI, November 16, 2023 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the third quarter ended September 30, 2023. Unless otherwise noted, all results are presented in U.S. dollars.

The following financial measures are reported as results from continuing operations due to the sale of the Company’s business in Arizona in March 2023, which are reported as discontinued operations. All historical comparisons have been restated accordingly.

David Goubert, President & CEO of AYR, said, “We continued to execute on our optimization initiatives during the quarter, as reflected by another strong period of year-over-year adjusted EBITDA growth and cash flow generation. We also continued to lay the foundation for AYR’s long-term revenue growth and profitability, bolstered by our recent work to reach agreements with our creditors, which, when fully consummated, will result in the extension of maturities of nearly $400 million of debt in the aggregate by two years. Upon closing of the transactions, AYR will have no meaningful debt maturities until 2026 and an additional $40 million of cash proceeds, providing a clear runway to execute our optimization initiatives and generate consistent, long-term growth.

“As only 15 of the 88 dispensaries across our footprint are fully ramped adult-use stores, AYR is well-positioned to take advantage of legislative catalysts in states like Ohio, which voted just last week to legalize adult-use cannabis, as well as Florida and Pennsylvania in the near future. The conversion of these stores would reflect a 6x increase in our adult-use retail footprint.

“During the quarter, retail transactions were up 18% year-over-year on a same-store basis, largely driven by our initiatives to increase customer acquisition and loyalty. This increase was offset by continued pricing pressure in select markets, as well as temporary cultivation challenges in Florida over the summer, leading to lower inventory levels at the end of the quarter, which will further impact sales in the fourth quarter. We anticipate Florida inventory levels normalizing by mid-December.

“As we close out the year and look to 2024, we will continue to execute our optimization plan and lay the foundation for future revenue growth. I’m proud of the work the team has done to dramatically improve the financial health of AYR and we will remain focused on our liquidity and working capital as we further optimize inventory levels and align production with demand across our markets. We expect the execution of our objectives to position us for revenue growth, adjusted EBITDA margin expansion and free cash flow generation in 2024.”

Third Quarter Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	Q3 2022	Q2 2023	Q3 2023	% Change Q3/Q3		% Change Q3/Q2
Revenue	$108.7	$116.7	$114.4	5.2%		-2.0%
Gross Profit	$45.6	$56.6	$48.1	5.5%		-15.0%
Adjusted Gross Profit[1]	$57.5	$69.1	$60.5	5.2%		-12.4%
Operating Loss	$(19.5)	$(4.5)	$(1.5)	92.3%		66.7%
Adjusted EBITDA[1]	$18.7	$29.5	$28.4	51.9%		-3.7%
Adjusted EBITDA Margin[1]	17.2%	25.2%	24.9%	768	bps	-37	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

Third Quarter Highlights

•	Announced agreement to acquire third Ohio dispensary license.

•	Reported Q3 retail transactions up 21% year-over-year on same-store basis.

•	Added Michael Warren to the Company’s Board of Directors.

•	Announced three-year exclusive licensing and retail agreement to bring Kiva Confections to AYR’s 62+ Florida dispensaries.

•	Changed expense allocation methodology resulting in an expense reclassification from SG&A to COGS that resulted in a 300bps reduction in adjusted gross margin in Q3.

Recent Highlights

•	Announced appointment of George DeNardo as new Chief Operating Officer.

•	Opened 10 Florida stores thus far in 2023, bringing its Florida store total to 62 open locations to date. The Company plans to exit 2023 with a total of 64 Florida stores, compared to 52 to start the year.

•	Opened two retail locations in Ohio in Woodmere and Goshen. AYR has the future rights to ownership of both dispensaries, subject to regulatory approval.

•	Last week, Ohio voters passed a ballot initiative to allow adult-use sales. AYR’s 58,000 square foot Ohio cultivation facility is operational and equipped to produce over 40 thousand pounds of biomass to meet future adult-use demand in the state.

Financing and Capital Structure

•	The Company deployed $7 million of capital expenditures in the third quarter and ended the quarter with a cash balance of $72.8 million.

•	The Company has approximately 76.7 million fully diluted shares outstanding based on a treasury method calculation.[i]

•	Subsequent to the quarter end, the Company announced that it had entered into agreements to extend the maturity date of its 12.5% senior notes and LivFree Wellness Promissory notes by two years and receive $40 million of new money debt financing. Additional terms and details of the transaction can be found in the Company’s press release announcing the transactions, dated November 1, 2023.

•	Upon completion of recently announced transactions in 2023, AYR will have retired or extended the maturity of nearly $400 million in debt in the aggregate by two years.

i Excludes AYR granted but unvested service-based LTIP shares totaling 5.0 million.

Outlook

The Company remains committed to further improving its financial health and positioning itself for sustainable, profitable growth across its footprint. Due to the modest sequential revenue decline in the third quarter, coupled with the temporary cultivation setback in Florida that will impact fourth quarter revenue by approximately $4-6 million, the Company no longer anticipates growth for the second half of 2023 over first half levels. The Company now expects revenue to be essentially flat in the fourth quarter compared to the third quarter, and to maintain an adjusted EBITDA margin of 25% in the fourth quarter.

AYR’s expectations for future results are based on the assumptions and risks detailed in its Management’s Discussion and Analysis (“MD&A”) for the period ended September 30, 2023, as filed on SEDAR+ and with the U.S. Securities and Exchange Commission (“SEC”).

Conference Call

AYR management will host a conference call today, followed by a question-and-answer period.

Date: Thursday, November 16, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10022572

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Saturday, December 16, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0479

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended September 30, 2023. AYR files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition of GAAP

“GAAP” means United States generally accepted accounting principles.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA,” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination, acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how AYR calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months and nine months ended September 30, 2023.

Forward-Looking Statements

Certain statements are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, ability to implement agreements reached with creditors to extend debt maturities, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended September 30, 2023, and Annual Information Form as of and for the year ended December 31, 2022.

Additional Information

For more information about the Company’s third quarter and 2023 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	September 30, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents	$72,843	$76,827
Accounts receivable, net	9,743	7,738
Inventory	98,485	99,810
Prepaid expenses, deposits, and other current assets	23,251	8,702
Assets held-for-sale	-	260,625
Total Current Assets	204,322	453,702
Non-current
Property, plant, and equipment, net	313,088	302,680
Intangible assets, net	702,581	744,709
Right-of-use assets - operating, net	122,080	121,340
Right-of-use assets - finance, net	41,801	43,222
Goodwill	94,108	94,108
Deposits and other assets	6,135	8,009
TOTAL ASSETS	$1,484,115	$1,767,770

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	21,698	26,671
Accrued liabilities	40,963	25,470
Lease liabilities - operating - current portion	9,132	7,906
Lease liabilities - finance - current portion	10,233	9,529
Contingent consideration - current portion	-	63,429
Purchase consideration payable	-	2,849
Income tax payable	77,707	46,006
Debts payable - current portion	59,052	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	14,308	2,581
Total Current Liabilities	233,093	268,805
Non-current
Deferred tax liabilities, net	72,413	72,413
Lease liabilities - operating - non-current portion	119,455	118,086
Lease liabilities - finance - non-current portion	19,485	24,016
Construction finance liabilities	37,945	36,181
Contingent consideration - non-current portion	-	26,661
Debts payable - non-current portion	134,022	136,315
Senior secured notes, net of debt issuance costs	244,138	244,682
Accrued interest payable - non-current portion	-	4,763
Other long term liabilities	25,018	524
TOTAL LIABILITIES	885,569	932,446

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 63,882,257 and 60,909,492 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,665,707 and 6,044,339 shares, respectively	-	-
Additional paid-in capital	1,367,532	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(754,450)	(510,668)
Equity of Ayr Wellness Inc.	607,361	833,324
Noncontrolling interest	(8,815)	2,000
TOTAL SHAREHOLDERS' EQUITY	598,546	835,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,484,115	$1,767,770

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Operations
(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues, net of discounts	$114,392	$108,739	$348,795	$307,156

Cost of goods sold excluding fair value items	66,261	62,670	195,735	178,984
Incremental costs to acquire cannabis inventory in business combinations	-	486	-	6,217
Cost of goods sold	66,261	63,156	195,735	185,201

Gross profit	48,131	45,583	153,060	121,955

Operating expenses
Selling, general, and administrative	38,833	50,594	137,813	147,415
Depreciation and amortization	11,909	11,676	39,390	33,791
Acquisition and transaction costs	(1,182)	965	3,460	5,133
(Gain) loss on sale of assets	22	1,810	66	(190)
Total operating expenses	49,582	65,045	180,729	186,149

Loss from continuing operations	(1,451)	(19,462)	(27,669)	(64,194)

Other income (expense), net
Fair value gain on financial liabilities	-	1,658	23,731	33,438
Interest expense, net	(10,772)	(7,271)	(28,834)	(20,491)
Interest income	193	12	591	52
Other income, net	6,303	13	6,934	13
Total other income (expense), net	(4,276)	(5,588)	2,422	13,012

Loss from continuing operations before income taxes and noncontrolling interest	(5,727)	(25,050)	(25,247)	(51,182)

Income taxes
Current tax provision	(13,543)	(11,059)	(37,608)	(30,306)
Deferred tax benefit	-	1,433	-	2,129
Total income taxes	(13,543)	(9,626)	(37,608)	(28,177)

Net loss from continuing operations	(19,270)	(34,676)	(62,855)	(79,359)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $181,191 for the nine months ended September 30, 2023)	(996)	(2,751)	(185,683)	(7,510)
Loss from discontinued operations	(996)	(2,751)	(185,683)	(7,510)

Net loss	(20,266)	(37,427)	(248,538)	(86,869)
Net loss attributable to noncontrolling interest	(1,020)	(1,310)	(4,756)	(4,818)
Net loss attributable to Ayr Wellness Inc.	$(19,246)	$(36,117)	$(243,782)	$(82,051)

Basic and diluted net loss per share
Continuing operations	$(0.24)	$(0.48)	$(0.79)	$(1.09)
Discontinued operations	(0.01)	(0.04)	(2.54)	(0.11)
Total (basic and diluted) net loss per share	$(0.25)	$(0.52)	$(3.33)	$(1.20)

Weighted average number of shares outstanding (basic and diluted)	76,563	68,948	73,105	68,391

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars, in thousands)

	Nine Months Ended
	September 30, 2023	September 30, 2022
Operating activities
Consolidated net loss	$(248,538)	$(86,869)
Less: Loss from discontinued operations	(4,492)	(7,510)
Net loss from continuing operations before noncontrolling interest	(244,046)	(79,359)
Adjustments for:
Fair value gain on financial liabilities	(23,731)	(33,438)
Stock-based compensation	13,338	28,652
Stock-based compensation - related parties	-	707
Shares issued for consulting services	79	-
Depreciation and amortization	24,984	12,417
Amortization on intangible assets	43,828	42,660
Incremental costs to acquire cannabis inventory in a business combination	-	6,217
Deferred tax benefit	-	(2,128)
Amortization on financing costs	1,743	1,719
Amortization on financing premium	(2,263)	(2,263)
Employee Retention Credits recorded in other income	(5,238)	-
Loss (gain) on disposal of property, plant, and equipment	66	(190)
Loss on the disposal of Arizona business	181,191	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(2,305)	278
Inventory	1,626	(10,304)
Prepaid expenses, deposits, and other current assets	(4,164)	824
Trade payables	(5,334)	(4,318)
Accrued liabilities	3,245	(1,473)
Accrued interest payable	6,653	3,547
Lease liabilities - operating	1,857	1,524
Income tax payable	31,396	3,833
Cash provided by (used in) continuing operations	22,925	(31,095)
Cash provided by (used in) discontinued operations	2,180	(3,608)
Cash provided by (used in) operating activities	25,105	(34,703)

Investing activities
Purchase of property, plant, and equipment	(20,790)	(55,294)
Capitalized interest	(7,274)	(10,552)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(1,500)	(11,469)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(2,812)
Proceeds from the sale of assets, net of transaction costs	-	31,433
Cash received (paid) for bridge financing	(72)	1,070
Advances to related entities	-	(7,005)
Deposits for business combinations, net of cash on hand	-	(2,825)
Purchase of intangible asset	(1,700)	(4,000)
Cash used in investing activities from continuing operations	(33,936)	(61,454)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash received for working capital - discontinued operations	840	-
Cash provided by (used in) investing activities of discontinued operations	(44)	3,145
Cash used in investing activities	(15,056)	(58,309)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,430	51,713
Proceeds from financing transaction, net of financing costs	39,100	27,599
Payment for settlement of contingent consideration	(10,118)	(10,000)
Deposits paid for financing lease and note payable	-	(924)
Tax withholding on stock-based compensation awards	(360)	(4,738)
Repayments of debts payable	(49,098)	(8,257)
Repayments of lease liabilities - finance (principal portion)	(7,676)	(7,438)
Repurchase of Equity Shares	-	(8,430)
Cash provided by (used in) financing activities by continuing operations	(17,722)	39,825
Cash used in financing activities from discontinued operations	(124)	(393)
Cash provided by (used in) financing activities	(17,846)	39,432

Net decrease in cash and cash equivalents and restricted cash	(7,797)	(53,580)
Cash, cash equivalents and restricted cash beginning of the period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, cash equivalents and restricted cash end of the period	$72,843	$100,762

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$25,430	$30,747
Income taxes paid during the period	7,080	29,248
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	8,586	52,296
Recognition of right-of-use assets for finance leases	4,402	30,812
Issuance of promissory note related to business combinations	1,580	16,000
Conversion of convertible note related to business combination	2,800	-
Issuance of Equity Shares related to business combinations and asset acquisitions	115	6,352
Issuance of Equity Shares related to settlement of contingent consideration	4,647	11,748
Issuance of promissory note related to settlement of contingent consideration	14,000	14,934
Settlement of contingent consideration	37,713	-
Capital expenditure disbursements for cultivation facility	1,764	7,837
Cancellation of Equity Shares	-	78
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

Ayr Wellness Inc.
Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Loss from continuing operations (GAAP)	(1,451)	(19,462)	(27,669)	(64,194)

Incremental costs to acquire cannabis inventory in a business combination	-	486	-	6,217
Interest (within cost of goods sold "COGS")	776	1,694	2,290	2,898
Depreciation and amortization (from statement of cash flows)	22,019	19,549	68,812	55,077
Acquisition and transaction costs	(1,182)	965	3,460	5,133
Stock-based compensation, non-cash	3,410	9,359	13,417	29,447
Start-up costs[1]	2,909	2,930	8,871	10,037
(Gain) loss on sale of assets	22	1,810	66	(190)
Other[2]	1,924	1,337	14,961	6,802
	29,878	38,130	111,877	115,421

Adjusted EBITDA from continuing operations (non-GAAP)	28,427	18,668	84,208	51,227

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Gross profit (GAAP)	48,131	45,583	153,060	121,955

Incremental costs to acquire cannabis inventory in a business combination	-	486	-	6,217
Interest (within COGS)	776	1,694	2,290	2,898
Depreciation and amortization (within COGS)	10,109	7,873	29,422	21,286
Start-up costs (within COGS)	1,295	1,020	4,305	3,772
Other (within COGS)	196	830	5,773	4,883

Adjusted Gross Profit from continuing operations (non-GAAP)	60,507	57,486	194,850	161,011